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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07002378

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35008

SECURITIES AND EXCHANGE COMMISSION
JAN 29 2007
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns & Co. Inc. and subsidiaries

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 29 2007
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeffrey M. Farber — (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2007
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bear, Stearns & Co. Inc.:

We have audited the accompanying consolidated statement of financial condition of Bear, Stearns & Co. Inc. and subsidiaries (the "Company") as of November 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Bear, Stearns & Co. Inc. and subsidiaries at November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition taken as a whole. The unconsolidated supplemental schedules on pages 21, 22 and 23 are presented for the purpose of additional analysis and are not a required part of the basic consolidated statement of financial condition, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated statement of financial condition taken as a whole.

Deloitte & Touche LLP

January 25, 2007

BEAR, STEARNS & CO. INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2006
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 834,838
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	8,001,601
Securities purchased under agreements to resell	32,039,670
Securities borrowed	86,192,404
Securities received as collateral	19,358,226
Receivables:	
Customers	23,659,358
Brokers, dealers and others	6,492,994
Interest and dividends	347,647
Financial instruments owned and pledged as collateral, at fair value	27,714,112
Financial instruments owned, at fair value	29,626,449
Assets of variable interest entities and mortgage loan special purpose entities	1,461,557
Other assets	461,863
TOTAL ASSETS	$ 236,190,719
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	$ 3,152,301
Securities sold under agreements to repurchase	69,100,939
Securities loaned	13,294,673
Obligation to return securities received as collateral	19,358,226
Payables:	
Customers	68,735,644
Brokers, dealers and others	13,615,956
Parent	15,027,282
Interest and dividends	354,720
Financial instruments sold, but not yet purchased, at fair value	18,760,002
Accrued employee compensation and benefits	2,816,917
Liabilities of variable interest entities and mortgage loan special purpose entities	1,027,653
Other liabilities and accrued expenses	507,677
	225,751,990
Commitments and contingencies (Note 16)	
Subordinated liabilities	6,780,000
Stockholder's Equity	
Preferred stock, $1.00 par value (Adjustable Rate Cumulative Preferred Stock, Series A, $500,000 liquidation preference); 1,000 shares authorized; 300 shares issued	150,000
Adjustable Rate Cumulative Preferred Stock, Series A, held in treasury, at cost (151 shares)	(61,442)
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	554,673
Retained earnings	3,015,497
Total Stockholder's Equity	3,658,729
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 236,190,719

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

The Consolidated Statement of Financial Condition includes the accounts of Bear, Stearns & Co. Inc. and its subsidiaries (collectively the "Company"), including Bear, Stearns Securities Corp. ("Securities Corp."). The Company is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Parent"). All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as the Parent or a direct or indirect subsidiary of the Parent.

Nature of Business - The Company, in its capacity as a securities broker-dealer, engages in principal and agency transactions, and underwriting and investment banking activities. The Company is also involved in corporate finance, mergers and acquisitions, equity and fixed income sales and trading, private client services, securities research and futures sales and trading. The Company provides its services and products to a large and diversified group of clients including institutions, governments and individuals.

The Company, through Securities Corp., provides securities and futures clearance, customer financing, securities lending and related services. Additionally, Securities Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Securities Corp. also acts as a carrying and clearing broker for customer and certain proprietary activities of its affiliates on either a fully disclosed or omnibus basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions, including those regarding financial instrument valuations, certain accrued liabilities and the potential outcome of litigation, that affect the related amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 (R), "*Consolidation of Variable Interest Entities*" ("FIN No. 46 (R)"), the Company also consolidates any variable interest entities ("VIEs") for which it is the primary beneficiary. The assets and related liabilities of such variable interest entities have been shown in the Consolidated Statement of Financial Condition in the captions "Assets of variable interest entities and mortgage loan special purpose entities" and "Liabilities of variable interest entities and mortgage loan special purpose entities." See Note 7 "Variable Interest Entities" in the notes to the Consolidated Statement of Financial Condition for further discussion.

Financial Instruments - Proprietary securities, futures and other derivative transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased,

including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts, are recorded at fair value.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measurements.

Customer Transactions - Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Collateralized Securities Transactions - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"*("SFAS No. 140") to account for securitizations and other transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. Control is deemed to be relinquished only when all of the following conditions have been met: (1) the assets have been isolated from the transferor, even in bankruptcy or other receiverships; (2)

the transferee is a Qualifying Special Purpose Entity ("QSPE") or has the right to pledge or exchange the assets received; and (3) the transferor has not maintained effective control over the transferred assets. Therefore, the Company derecognizes financial assets transferred in securitizations provided that such transfer meets all of these criteria.

Investment Banking and Advisory Services - Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially completed. Transaction expenses are deferred until the related revenue is recognized.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Income Taxes - The Company is included in the consolidated federal income tax return of the Parent. Pursuant to an agreement with the Parent which allows for current treatment of all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Parent.

Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less.

Accounting and Reporting Developments - In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-5, *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."* The EITF consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have: (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause; or (b) substantive participating rights in managing the partnership. This guidance became effective upon ratification by the Financial Accounting Standards Board ("FASB") on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. As of December 1, 2006, the Company has fully adopted EITF 04-5 for both newly formed entities as well as those entered into prior to June 29, 2005. The adoption of the EITF did not have an impact on the Consolidated Statement of Financial Condition of the Company.

In April 2006, the FASB issued FASB Staff Position ("FSP") FIN No. 46 (R) – 6 *"Determining the Variability to Be Considered in Applying Interpretation No. 46 (R)."* This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN No. 46 (R). The variability that is considered in applying FIN No. 46 (R) affects the determination of: (a) whether the entity is a variable interest entity, (b) which interests are variable interests in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. FSP FIN No. 46 (R) – 6 states that the design of the entity shall be considered when identifying which interests are variable interests. FSP FIN No. 46 (R) – 6 was adopted on September 1, 2006. The adoption of this standard did not have a material impact on the Consolidated Statement of Financial Condition of the Company.

In July 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS

No. 109 "*Accounting for Income Taxes.*" FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 must be implemented for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, the adoption of FIN No. 48 on December 1, 2007, may have on the Consolidated Statement of Financial Condition of the Company.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value will be classified and disclosed in one of the three categories in accordance with the hierarchy. The three levels of the fair value hierarchy are:

- Level 1: Quoted market prices for identical assets or liabilities in active markets.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

Additionally, companies are required to provide enhanced disclosure information regarding the activities of those financial instruments classified within the Level 3 category including a rollforward analysis of fair value balance sheet amounts for each major category of assets and liabilities and disclosure for Level 3 positions held at the reporting date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted if the entity has not yet issued financial statements for that fiscal year (including any interim periods). The Company is planning to early adopt SFAS No. 157 as of the first quarter of fiscal 2007 as permitted and does not expect the adoption to have a material impact on its Consolidated Statement of Financial Condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The Company's subordinated liabilities are recorded at contracted amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at November 30, 2006.

4. FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, consist of the Company's proprietary trading inventories, at fair value, as follows:

	Financial instruments owned	Financial instruments sold, but not yet purchased
	(in thousands)	
Mortgage-backed securities	$ 26,867,503	$ 54,802
Corporate equity and convertible debt	12,782,352	4,653,919
Corporate debt and other	10,130,028	2,176,742
United States government and agency	5,398,839	8,346,096
State and municipal	1,362,354	67,646
Derivative financial instruments	735,940	3,375,343
Other sovereign governments	63,545	85,454
	$ 57,340,561	$ 18,760,002

As of November 30, 2006, all financial instruments owned that were pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate those securities are classified as financial instruments owned and pledged as collateral, at fair value in the Consolidated Statement of Financial Condition. The carrying value of securities and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $27.2 billion at November 30, 2006.

Financial instruments sold, but not yet purchased, represent obligations of the Company to purchase the specified financial instrument at the then current market price. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase such securities may exceed the amount recognized in the Consolidated Statement of Financial Condition.

Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer (including governments), issuers located in a particular country or geographic area, or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. At November 30, 2006, the Company's most significant concentrations are related to United States government and agency mortgage-backed inventory positions, including those of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. In addition, a substantial portion of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the United States government and agencies. The Company seeks to limit concentration risk through the use of systems and procedures described in the discussion of market and credit risk within these notes to the Consolidated Statement of Financial Condition.

5. SHORT-TERM FINANCING

The Company meets its financing needs by borrowing from its Parent, obtaining bank loans and entering into repurchase and master-note agreements. Borrowings from the Parent and bank loans are generally made on an unsecured basis. Repurchase and master-note agreements are collateralized principally by United States government and agency securities. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

Bear, Stearns & Co. Inc., along with the Parent and certain affiliates, including Securities Corp., have in place a committed revolving credit facility ("Facility") totaling $4.0 billion, which permits borrowing on a secured basis by Bear, Stearns & Co. Inc., Securities Corp., the Parent, Bear Stearns International, Ltd. and certain other affiliates. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined advance rates on a wide range of financial instruments eligible to be pledged. The Facility terminates in February 2007, with all loans outstanding at that date payable no later than February 2008. The Company currently expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2006.

At November 30, 2006, Securities Corp., along with the Parent and an affiliate, had a $350 million committed revolving credit facility ("Pan Asian Facility"), which permits borrowing on a secured basis collateralized by foreign securities at pre-specified advance rates. In December 2006, the Pan Asian Facility was renewed at a $350 million committed level with substantially the same terms. The Pan Asian Facility, as renewed, terminates in December 2007 with all loans outstanding at that date payable no later than December 2008. There were no borrowings outstanding under the Pan Asian Facility at November 30, 2006.

In June 2006, Securities Corp. renewed a committed revolving credit facility agreement (the "Credit Agreement") to borrow up to $100 million to support liquidity needs. The Credit Agreement, as renewed, terminates in June 2007, with all loans outstanding at the termination date payable no later than June 2008. There were no borrowings outstanding under the Credit Agreement at November 30, 2006.

The committed revolving credit facilities mentioned above contain various financial covenants, including the maintenance of specified levels of stockholders' equity of the Parent and maintenance of a minimum level of net capital of Securities Corp., as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2006, the Parent and Securities Corp. were in compliance with all such financial covenants.

6. TRANSFERS OF FINANCIAL ASSETS AND LIABILITIES

Collateralized Financing Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its dealer operations.

The Company receives collateral under reverse repurchase agreements, securities borrowed transactions, derivative transactions, customer margin loans and other secured money-lending activities. In such instances, the Company is generally permitted by contract or custom to rehypothecate securities received as collateral. These securities received as collateral may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. The

Company also pledges financial instruments owned to collateralize certain financing arrangements and, where permissible, the counterparty may pledge or rehypothecate the securities. These securities are recorded as financial instruments owned and pledged as collateral, at fair value in the Consolidated Statement of Financial Condition.

At November 30, 2006, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $294.4 billion. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $193.2 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral of approximately $19.4 billion at November 30, 2006.

Securitizations

The Company, as part of its business, securitizes financial assets. In connection with these securitization activities, the Company may retain interests in these securitized assets in the form of senior or subordinated securities or as residual interests. Retained interests in securitizations are generally not held to maturity and typically are sold shortly after the settlement of a securitization. At November 30, 2006, retained interests in securitized assets are carried at fair value and included in financial instruments owned in the Consolidated Statement of Financial Condition. Consistent with the valuation of similar inventory, fair value is determined by broker-dealer price quotations and internal valuation pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for the pricing variables are primarily based on observable transactions in similar securities and are often further verified by external pricing sources, when available.

The Company's securitization activities during the year ended November 30, 2006 are detailed below:

	Agency Mortgage	Other Mortgage- and Asset-Backed (in billions)	Total
Total Securitizations	$ 21.8	$ 2.1	$ 23.9
Retained Interests	$ 1.5	$ 1.1	$ 2.6

The Company is an active market maker in these securities and therefore may retain interests in assets it securitizes, predominantly highly rated or government agency-backed securities. The models employed in the valuation of retained interests use discount rates that are based on the treasury curve plus a spread. These models also consider prepayment speeds, as well as credit losses. Credit losses are considered through option-adjusted spreads that also incorporate additional factors such as liquidity and optionality.

The following are the key economic assumptions used in measuring the fair value of retained interests in assets the Company securitized as of November 30, 2006:

	Agency Mortgage-Backed	Other Mortgage- and Asset-Backed
Weighted average life (years)	6.7	1.6
Prepayment speed (annual rate)	8% to 45%	15% to 65%
Credit losses	-	0% - 9%

Points on the constant maturity treasury curve at November 30, 2006 ranged from 4.41% to 5.01%. The key points identified are the two-year and the 10-year treasuries which were 4.59% and 4.52%, respectively, at November 30, 2006.

The following hypothetical sensitivity analysis, as of November 30, 2006, illustrates the potential change in fair value of these retained interests due to a specified change in the key valuation assumptions. The interest rate changes represent a parallel shift in the treasury curve. This shift considers the effect of other variables, including prepayments. The remaining valuation assumptions are changed independently. The Company considers the current and expected credit profile of the underlying collateral in determining the fair value and periodically updates the fair value for changes in credit, interest rate, prepayment and other pertinent market factors:

	Agency Mortgage-Backed	Other Mortgage- and Asset-Backed
	(in millions)	
Interest rates		
Impact of 50 basis point adverse change	$ (35.9)	$ (46.7)
Impact of 100 basis point adverse change	(74.4)	(95.9)
Prepayment speed		
Impact of 10% adverse change	(7.1)	(40.3)
Impact of 20% adverse change	(12.9)	(51.0)
Credit losses		
Impact of 10% adverse change	(3.8)	(36.8)
Impact of 20% adverse change	(7.6)	(70.5)

This table should be viewed with caution since the changes in a single variable generally cannot occur without changes in other variables or conditions that may counteract or amplify the effect of the changes outlined in the table. Changes in fair value based on adverse variations in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, this table does not consider the change in fair value of hedging positions, which would generally offset the changes detailed in the table, nor does it consider any corrective action

that the Company may take in response to changes in these conditions. The impact of hedges is not presented because hedging positions are established on a portfolio level and allocating the impact would not be practicable.

7. VARIABLE INTEREST ENTITIES

The Company regularly creates or transacts with entities that may be VIEs. These entities are an essential part of its securitization, asset management and structured finance businesses. In addition, the Company purchases and sells instruments that may be variable interests. The Company adopted FIN No. 46 (R) for its variable interests in fiscal 2004 and consolidates those VIEs in which the Company is the primary beneficiary.

The Company may perform various functions, including acting as the seller, investor, structurer or underwriter in securitization transactions. These transactions typically involve entities that are considered to be QSPEs as defined in SFAS No. 140. QSPEs are exempt from the requirements of FIN No. 46 (R). For securitization vehicles that do not qualify as QSPEs, the holders of the beneficial interests have no recourse to the Company, only to the assets held by the related VIE. In certain of these VIEs, the Company could be determined to be the primary beneficiary through its ownership of certain beneficial interests, and therefore required to consolidate the assets and liabilities of the VIE.

The Company acts as underwriter in several collateralized debt obligation transactions. In these transactions the Company establishes a trust that purchases a portfolio of assets and issues trust certificates that represent interests in the portfolio of assets. The Company may retain certain trust certificates or may purchase trust certificates in the secondary market. In certain of these transactions, these interests result in the Company becoming the primary beneficiary of these entities. The holders of the trust certificates have recourse only to the underlying assets of the trusts and not to other assets of the Company.

The Company also has a limited number of mortgage securitizations that did not meet the criteria for sale treatment under SFAS 140. As such, the Company continues to carry the assets and liabilities from these transactions on its Consolidated Statement of Financial Condition.

The following table sets forth the Company's total assets and maximum exposure to loss associated with its variable interests in consolidated VIEs where the Company is deemed to be the primary beneficiary and securitizations for which the Company did not meet the criteria for sale treatment.

	VIE Assets	Maximum Exposure to Loss [1]
	(in millions)	
Mortgage Securitizations	$ 776.7	$ 386.0
Collateralized Debt Obligations	684.9	47.9
Total	$ 1,461.6	$ 433.9

[1] Represents the fair value of the Company's interest in these entities and is reflected on the Consolidated Statement of Financial Condition.

The Company also owns significant variable interests in several VIEs related to collateralized debt obligations for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In aggregate, these VIEs have assets approximating $14.8 billion. At November 30, 2006, the Company's maximum exposure to loss from these entities approximates $163.2 million, which represents the fair value of its interests and is reflected in financial instruments owned, at fair value on the Consolidated Statement of Financial Condition.

The Company purchases and sells interests in entities that may be deemed to be VIEs in its market-making capacity in the ordinary course of business. Therefore the variable interests included above may not be held by the Company in future periods. As a result of these activities, it is reasonably possible that such entities may be consolidated and deconsolidated at various points in time.

8. INCOME TAXES

Pursuant to an agreement with the Parent which allows for current treatment of all temporary differences, primarily deferred compensation and unrealized gains or losses, the Company treats such differences as currently deductible and includes the tax effect on such differences in the payable to the Parent. In the absence of such an agreement, the Company would have reported a cumulative deferred tax asset of approximately $1.5 billion at November 30, 2006.

9. SUBORDINATED LIABILITIES

The subordinated loan agreements with the Parent at November 30, 2006, consisted of subordinated notes under revolving credit and other subordination agreements maturing in fiscal 2007 through 2015. At November 30, 2006, the total facility available under these agreements was approximately $8.9 billion. Maturities of amounts drawn at November 30, 2006, are as follows:

Fiscal Year	Amount (In thousands)
2007	$ 900,000
2008	3,600,000
2010	1,810,000
2011	470,000
Total	$ 6,780,000

Of the total facility and amount drawn, $4.0 billion and $3.4 billion, respectively, relate to Securities Corp. At November 30, 2006, Bear, Stearns & Co. Inc.'s and Securities Corp.'s outstanding subordinated liabilities are available to Bear, Stearns & Co. Inc. and Securities Corp., respectively, in computing their net capital pursuant to the Net Capital Rule. To the extent that the outstanding subordinated liabilities are required for Bear, Stearns & Co. Inc.'s and Securities Corp.'s continued compliance with their Net Capital Rule requirements, the subordinated liabilities may not be repaid.

The Company's subordinated revolving credit and other subordination agreements require payment of interest at floating rates related to the London Interbank Offered Rate. For the year ended November 30, 2006, the weighted average interest rate on the Company's subordinated liabilities was approximately 5.4%. At November 30, 2006, interest rates that were in effect ranged from 5.57% to 6.21%.

10. REGULATORY REQUIREMENTS

Bear, Stearns & Co. Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the Commodity Futures Trading Commission ("CFTC"). Effective December 1, 2005, the Securities and Exchange Commission approved Bear, Stearns & Co. Inc.'s use of Appendix E of the Net Capital Rule which establishes alternative net capital requirements for broker-dealers that are part of consolidated supervised entities ("CSE"). Appendix E allows Bear, Stearns & Co. Inc. to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that Bear, Stearns & Co. Inc holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. Bear, Stearns & Co. Inc. is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. At November 30, 2006, Bear, Stearns & Co. Inc.'s net capital of approximately $4.0 billion exceeded the minimum regulatory net capital requirement of approximately $0.5 billion by approximately $3.5 billion. Bear, Stearns & Co. Inc.'s net capital computation, as defined, includes approximately $768.7 million, which is the net capital of BSSC in excess of 5.5% of aggregate debit items arising from customer transactions.

For the year ended November 30, 2006, Bear, Stearns & Co. Inc. qualified for the Business Mix Test Exemption of Section 11(a)(1)G of the Securities Exchange Act of 1934, which allows member firms to execute their own proprietary orders if the member firm is engaged primarily in a public securities business and the transactions yield priority, parity and precedence to transactions for accounts of persons who are not members or associated with members of the national securities exchanges.

11. EMPLOYEE BENEFIT PLAN

Substantially all employees of the Company participate in the Parent's qualified non-contributory profit sharing plan. Contributions are made at the discretion of management in amounts that relate to the level of income before provision for income taxes of the Parent.

12. STOCK COMPENSATION PLANS

Certain employees of the Company participate in the Parent's stock compensation plans which provide for grants of Capital Accumulation Plan ("CAP Plan") units, restricted stock units and option awards of the Parent. Effective December 1, 2005, the Parent adopted SFAS No. 123 (R), *"Share-Based Payment,"* using the modified prospective application method. SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements using a fair value-based method. Stock-based compensation cost is measured at grant date, based on the fair value of the award and is recognized as expense over the requisite service period.

The Parent's stock compensation plans are summarized below.

Capital Accumulation Plan - Pursuant to the CAP Plan, certain key executives receive a portion of their total annual compensation in the form of CAP units. The number of CAP units credited is a function of

the dollar amount awarded to each participant and the closing fair market value of the Parent's common stock on the grant date. The CAP units awarded under the CAP Plan are generally subject to vesting and convert to common stock of the Parent after five years. Holders of CAP units generally forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period.

Each CAP unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Parent's pre-tax income per share, as defined by the CAP Plan, less the Parent's net income per share, as defined by the CAP Plan, plus dividends per share ("earnings adjustment"), subject to certain limitations. The earnings adjustment credited to each participant's deferred compensation account is in the form of additional CAP units.

Restricted Stock Unit Plan - The Restricted Stock Unit Plan ("RSU Plan") provides for a portion of certain key employees' compensation to be granted in the form of restricted stock units ("RSUs"), with allocations made to participants' deferred compensation accounts. Under the RSU Plan, RSUs granted to employees have various vesting provisions and generally convert to common stock of the Parent within four years. Such units are restricted from sale, transfer or assignment until the end of the restriction period. Holders of RSUs generally forfeit ownership of a portion of their award if employment is terminated before the end of the vesting period. Holders of RSUs are entitled to receive a dividend in the form of additional RSUs, based on dividends declared on the common stock of the Parent.

The Parent measures compensation cost for RSUs based on the fair market value of its common stock at the grant date. A portion relating to current service is expensed in the year of the award and, the portion relating to future service is amortized over the vesting period.

At November 30, 2006, there was $172.0 million of total unrecognized compensation cost related to stock-based compensation granted under the RSU Plan and is expected to be recognized over a weighted average period of approximately 3.4 years.

Stock Award Plan - Pursuant to the Stock Award Plan, certain key employees are given the opportunity to acquire common stock of the Parent through the grant of options. Stock options generally have a 10-year expiration and generally vest immediately.

13. PREFERRED STOCK

The Company's Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock"), owned by the Parent, has a liquidation preference of $500,000 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate, as defined. However, the dividend rate for any dividend period may not be less than 5.50% per annum, or greater than 11.00% per annum. During the year, the dividend rate on the Preferred Stock was 5.50%.

The Company may redeem the Preferred Stock either in whole or part at a redemption price of $500,000 per share plus accumulated and unpaid dividends.

14. MARKET AND CREDIT RISK

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and in connection with its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments in order to manage its exposure to market and credit risk, which includes interest rate, exchange rate, equity price and commodity price risk. A derivative is a financial contract whose value is based on underlying reference interest rates, currencies, commodities,

market indices or securities. This includes futures, forwards, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent future commitments or rights to exchange interest payment streams or currencies or to purchase or to sell other securities at specific terms at specified future dates. Option contracts generally provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price on or before an established date or dates. These financial instruments may result in market and credit risk in excess of amounts recorded in the Consolidated Statement of Financial Condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument in excess of the amounts currently reflected in the Consolidated Statement of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, and futures and derivatives inventories, as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through the use of hedging strategies and various statistical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure, at any point in time, to credit risk associated with counterparty non-performance is generally limited to the net replacement cost of over-the-counter contracts, net of the value of collateral held. Such financial instruments are reported at fair value on a net-by-counterparty basis pursuant to enforceable netting agreements. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure due to the firm's margin requirements, which may be greater than those prescribed by the individual exchanges. Options written generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has an established credit approval process in which professionals independent of the business units assess creditworthiness and set, or recommend to the appropriate committee, limits and terms for transactions with individual counterparties.

15. CUSTOMER ACTIVITIES

Customer Credit Risks

The Company's clearance activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customers transactions involving the purchase of securities, the sale of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow

securities to settle customer short sale transactions and as such, these transactions may expose the Company to losses if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to the customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to these customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed computerized risk control systems which analyze the customers' sensitivity to major market movements.

The Company will require customers to deposit additional margin collateral or reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

16. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has commitments in connection with various activities, the most significant of which are as follows:

Leases - The Company occupies office space under leases which expire at various dates through fiscal 2020, as well as utilizing office space under an arrangement with its affiliates. At November 30, 2006, the future minimum aggregate annual rentals payable under noncancelable signed leases (net of subleases aggregating approximately $5.1 million) for which the Company is a party, are as follows:

Fiscal Year	Amount (in thousands)
2007	$ 24,833
2008	33,854
2009	30,694
2010	25,547
2011	22,147
Aggregate amount thereafter	165,324
Total	$ 302,399

The various leases contain provisions for periodic escalations resulting from increased operating and other costs. In addition to the direct leases quantified in the table above, the Company has entered into an agreement with its Parent and other affiliates whereby the cost of space utilized by the Company is allocated to it. This agreement excludes office space relating to the Parent's arrangement with respect to the 383 Madison Avenue, New York City location, as further discussed in Note 18 "Related Party Activities."

Letters of Credit and Securities Borrowed - At November 30, 2006, the Company had letters of credit outstanding of $3.4 billion, of which approximately $2.4 billion were unsecured. Letters of credit approximating $3.1 billion were used as collateral for securities borrowed with a market value of approximately $3.0 billion and the remaining letters of credit were used primarily to satisfy margin requirements at various exchanges.

Litigation - Securities Corp. is the sole defendant in an action commenced in the United States Bankruptcy Court for the Southern District of New York by the Chapter 11 Trustee for Manhattan Investment Fund Limited ("MIFL"). The complaint seeks to recover from Securities Corp., among other things, certain allegedly fraudulent transfers made by MIFL in the amount of $141.4 million plus pre-judgment interest. Securities Corp. provided prime brokerage services to MIFL prior to its bankruptcy. In January 2007, the Bankruptcy Court granted the Trustee's motion for summary

judgment on the fraudulent transfer claims against Securities Corp. Securities Corp. believes it has substantial defenses to the Trustee's claims and intends to appeal the decision of the Bankruptcy Court.

In the normal course of business, the Company has been named as a defendant in various lawsuits that involve claims for substantial amounts. In addition, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

Although the ultimate outcome of the various matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

Other Commitments - At November 30, 2006, the Company had other commitments of approximately $415.1 million, including commitments to purchase new issues of securities for underwriting activities aggregating $204.9 million.

17. GUARANTEES

In the ordinary course of business, the Company issues various guarantees to counterparties in connection with certain derivative and other transactions. FIN No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* requires the Company to recognize a liability at the inception of certain guarantees for obligations it has undertaken in issuing the guarantees and to disclose information about its obligations under certain guarantee arrangements.

The guarantees covered by FIN No. 45 include contracts that contingently require the guarantor to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement and indirect guarantees of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes to an asset, liability or equity security of the guaranteed party. In addition, FIN No. 45 covers certain indemnification agreements that contingently require the guarantor to make payments to the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum notional amounts per period associated with the Company's guarantees of derivative contracts as of November 30, 2006:

	Less Than One Year	One to Three Years	Three to Five Years	Greater than Five Years	Total
			(in millions)		
Derivative contracts	$ 7,950.5	$ 42.6	$ 132.8	$ -	$ 8,125.9

Derivative Contracts

The Company's dealer activities cause it to make markets and trade a variety of derivative instruments. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN No. 45. Derivatives that meet the FIN No. 45 definition of guarantees include credit default swaps (whereby a default or significant change in the credit quality of the underlying financial instrument may obligate the Company to make a payment), and written put options. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

On certain of these contracts, such as written interest rate caps and floors and foreign currency options, the maximum payout cannot be quantified since the increase in interest rates and foreign exchange rates is not contractually limited by the terms of the contracts. As such, the Company has disclosed notional amounts as a measure of the extent of its involvement in these classes of derivatives rather than maximum payout. Notional amounts do not represent the maximum payout and generally overstate the Company's exposure to these contracts. These derivative contracts are recorded at fair value, which approximated $13.1 million at November 30, 2006.

In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into a variety of offsetting derivative contracts and security positions.

Other Guarantees

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

18. RELATED PARTY ACTIVITIES

Clearance and Futures Activities - At November 30, 2006, the Company's customer clearance and futures activities have resulted in net payables to affiliates of $11.4 billion included within payables to brokers, dealers and others and net receivables from affiliates of $71.8 million, included within receivables from brokers, dealers and others.

Principal Transactions - The Company enters into customer securities transactions with affiliates. The balance at November 30, 2006 relating to such transactions totaled $2.9 billion, and is included in receivables from brokers, dealers and others.

Collateralized Securities Transactions - The Company enters into reverse repurchase and repurchase transactions with affiliates. Balances at November 30, 2006 relating to such reverse repurchase transactions and repurchase transactions totaled $6.9 billion and $11.4 billion, respectively.

The Company enters into securities borrowed and securities loaned transactions with affiliates. Balances at November 30, 2006 relating to such securities borrowed and securities loaned transactions totaled $7.1 billion and $2.1 billion, respectively.

Financing Activities - In the ordinary course of business, the Company obtains financing from the Parent on both a secured and unsecured basis and provides collateralized short-term financing to affiliated companies. Interest rates on financing to affiliates and from the Parent are generally based on the federal funds rate.

Financial Instruments - The Company, from time to time, makes markets in debt issued by the Parent. Included in financial instruments owned and financial instruments sold, but not yet purchased, are $1,513.1 million and $50.1 million, respectively, of such issuances.

Facilities and Fixed Assets - The Parent provides the Company with the use of certain facilities and fixed assets for which the Parent charges the Company a fee.

Additionally, the Parent and an affiliate are party to an agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Parent's worldwide headquarters. The Company has an agreement, for which no costs are assigned, permitting its occupancy of 383 Madison.

* * * * * *

BEAR, STEARNS & CO. INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 30, 2006
(in thousands)

NET CAPITAL		
Total stockholder's equity		$ 3,658,729
Other (deductions) or allowable credits		20,669
Flow-through benefit - certain excess net capital of flow-through subsidiaries		768,727
Subordinated liabilities		3,370,000
Total capital and allowable subordinated liabilities		7,818,125
Deductions and/or charges:		
Nonallowable assets:		
Deficits on reverse repurchase agreements	$ 1,469	
Securities and other investments not readily marketable	1,492,555	
Exchange memberships	590	
Investment in and receivables from non flow-through subsidiaries	234	
Investment in and receivables from flow-through subsidiaries	1,064,606	
Loans and advances	45,075	
Nonallowable accounts receivable	85,445	
Prepaid expenses	85,179	
Corporate finance fees receivable	39,275	
Underwriting fees receivable	65,000	
Other	2,237	
	2,881,665	
Other deductions	106,540	2,988,205
Tentative net capital		4,829,920
Market risk exposure		797,711
Credit risk exposure		617
Net capital		$ 4,031,592

(Continued)

BEAR, STEARNS & CO. INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2006 (in thousands)

Net capital	$ 4,031,592
Computation of alternative net capital requirement:	
10% of overcollateralized reverse repurchase agreements	54,569
Minimum net capital requirement of Bear, Stearns & Co. Inc.	500,000
Total minimum net capital requirement	554,569
Excess net capital	$ 3,477,023

There are no material differences between the computation of net capital presented herein and that reported by Bear, Stearns & Co. Inc. in its unaudited Part II of Form X-17A-5 at November 30, 2006.

NOTES:

1. A flow-through benefit related to the excess net capital of Bear, Stearns Securities Corp., a subsidiary of Bear, Stearns & Co. Inc., has been included for purposes of the computation of net capital for brokers and dealers pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934.

2. At November 30, 2006, the difference between the unaudited unconsolidated statement of financial condition contained in Part II of Form X-17A-5 and the Consolidated Statement of Financial Condition contained herein primarily represents assets and liabilities (net of intercompany items) attributable to consolidated subsidiaries. At November 30, 2006, the assets, liabilities and stockholder's equity of these subsidiaries, in aggregate, are approximately $133.8 billion, $132.7 billion and $1.1 billion, respectively.

3. At November 30, 2006, on a consolidated basis, Bear, Stearns & Co. Inc. is in compliance with the tentative net capital early warning requirement as specified in Appendix E of the Securities and Exchange Commission's Uniform Net Capital Rule.

BEAR, STEARNS & CO. INC.

UNCONSOLIDATED SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND UNCONSOLIDATED SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2006

As Bear, Stearns & Co. Inc. does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, Bear, Stearns & Co. Inc. neither computes nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2007

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179

In planning and performing our audit of the consolidated financial statements of Bear, Stearns & Co. Inc. and subsidiaries (the "Company") for the year ended November 30, 2006 (on which we issued our report dated January 25, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and regulation 1.16: (1) in making the periodic computation of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3; and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4(d)(2) and regulation 30.7 under the Commodity Exchange Act, as the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commision's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and

Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END